

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

>   **Re: Infinity Cross Border Acquisition Corporation**
>   **Amendment No. 7 to Form S-1 on Form F-1**
>   **Filed May 25, 2012**
>   **File No. 333-173575**

Dear Mr. Gal-Or:

   We have reviewed your responses to the comments in our letter dated March 15, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please provide us your analysis of whether the potential repurchase of up to 40% of the public warrants (as described on the prospectus cover page) would result in a tender offer being effected. We note in this respect that your sponsors' plan will not comply with Rule 10b-18.

2. We note your response to our prior comment 2 and reissue in part. Please advise regarding what steps, if any, the company or your sponsors will take in relation to your sponsors' plan to repurchase up to 40% of the public warrants to avoid having a manipulative effect on the open market price of the public warrants.

3. We note your representation that, due to the nature of public trading of the public warrants, your sponsors' plan to repurchase up to 40% of the public warrants as described on pages 13 and 14 most likely will not be conducted pursuant to the Rule 10b-18 safe harbor for purchases by issuers and their affiliated purchasers. We note that the Rule 10b-18 safe harbor is not available for repurchases of warrants. Refer to Question 2 of "Answers to Frequently Asked Questions Concerning Rule 10b-18 ('Safe Harbor' for Issuer Repurchases)" available at http://www.sec.gov/divisions/marketreg/r10b18faq0504.htm. In the absence of the

availability of this safe harbor, how will the company and your sponsors ensure that purchases made pursuant to your sponsors' plan will not violate Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934?

4. We note from the disclosure added to the prospectus cover page and from the discussion in the Risk Factors section on page 25 that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. As such please revise your disclosures in MD&A to include the following:

- Your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the JOBS Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your disclosures in MD&A.

5. Please provide a currently dated consent from the independent public accountant in any future amendments to the F-1 registration statement.

The Offering, page 6

Purchases of public warrants by our sponsors, page 13

6. We note your disclosure that your sponsors or their designees have committed to purchase 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing 61 days after the date of the prospectus and terminating on the earlier of the date of the announcement of a business combination or until the maximum number of such public warrants have been purchased. We also note your disclosure on the prospectus cover page that your ordinary shares and warrants comprising the units will not begin separate trading until the 90th day following the date of the prospectus unless EarlyBirdCapital, Inc. allows earlier separate trading and subject to certain other requirements. Please revise this section and the prospectus throughout as applicable to disclose when you anticipate your public warrants to begin separate trading.

7. Please tell us, with a view towards revised disclosure, why your sponsors committed to a purchase price of $0.40 per warrant under the 10b5-1 plan and a purchase price of $0.60 per warrant under the contemplated tender offers. Please also explain why they selected 40% as the amount to purchase under the 10b5-1 plan.

8. We note your disclosure in the second paragraph that any repurchased public warrants will be exercisable for cash or on a cashless basis, at the holder's option. Please tell us, with a view towards revised disclosure, whether the repurchased public warrants will retain the same exercise period applicable to public warrants.

9. You state in the first paragraph on page 15 that in the event you are unable to close a business combination within the allotted time, your sponsors have agreed to purchase all of the outstanding public warrants not previously purchased by them as promptly as reasonably possible but no more than five business days thereafter at a price of $0.60 per warrant. Please tell us if these purchases will be made pursuant to the previously discussed tender offer or if they will be made in some other manner.

Risk Factors, page 25

The requirements of being a public company may strain our resources, page 48

10. Please revise the fourth paragraph to describe in greater detail how and when a company may lose emerging growth company status. In this regard, we note that you have not discussed the revenue or non-convertible debt issuance limitations. Refer to Section 101(a) of the JOBS Act. Please also revise the Periodic Reporting and Financial Information section on page 90 accordingly.

Repurchases and Tender Offer of Public Warrants, page 75

11. We note your disclosure in the third paragraph that the proceeds of the letter of credit shall not comprise any portion of any pro-rata distribution of the trust account. Please confirm our understanding that the letter of credit will not be secured by any proceeds from the offering or any funds held in the trust account.

Notes to Financial Statements, page F-7

Subsequent Events, page F-14

12. Please revise the company's financial statements and related disclosures, including its earnings per share computations, to give retroactive effect to the 1.25 for 1 forward stock split that occurred on May 24, 2012. Refer to the guidance outlined in SAB Topic 4:C and ASC 26-10-55-12.

Exhibit 10.1

13. Please refile a fully executed copy of the promissory note. In this regard, we note that the filed version contains brackets and does not include a conformed signature.

Exhibit 10.11

14. Please file a copy of the form of letter of credit. In this regard, we note that your annotation that a copy was previously filed does not appear correct.

      You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Stuart Neuhauser, Esq.